Exhibit 17.1
2/28/08
American Ecology Corporation
Board of Directors
300 East Mallard Drive
Boise, Idaho 83706
Mr Chairman:
It is with considerable disappointment that circumstances do not permit me to stand for the board slate to be voted at the American Ecology annual shareholders’ meeting in May 2008.

Richard T. Swope
815 Elk Ridge Road
PO Box 5329
Whitefish, Montana 59937